

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Masateru Higashida
Chief Executive Officer
NuZee, Inc.
1700 Capital Avenue, Suite 100
Plano, Texas 75074

> **Re: NuZee, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 1, 2020**
> **File No. 333-248531**

Dear Mr. Higashida:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services